UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               FORM 10-SB 12(g)/A
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

          Under Section 12(g)-A of the Securities Exchange Act of 1934

                               REMEDENT USA, INC.
                 (Name of Small Business Issuer in its charter)

Nevada                                                    86-0837251
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



1220 Birch Way
Escondido, California,                                                     92027
(Address of principal executive offices)                              (Zip Code)


Issuer's telephone number      (760)781-3333


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

 Title of each class                         Name of each exchange on which
 to be registered                        each class of stock is to be registered

Common Stock, par value $.001 per share             OTC:BB   Symbol: REMM

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of REMEDENT USA, INC.

We have audited the accompanying balance sheet of Remedent USA, Inc. (an Arizona corporation) as of March 31, 1999, and the related statements of operations, statements of changes in stockholders' equity and cash flows for the year ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remedent USA, Inc. as of March 31, 1999, and the results of its operations and its cash flows for the year ended March 31, 1999, in conformity with generally accepted accounting principles.



/s/

Siegel * Smith

Del Mar, California
May 11, 1999

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


REMEDENT USA, INC.


Date: February 14, 2000


By:        /s/ Rebecca M. Inzunza
   ------------------------------------
   Rebecca M. Inzunza, President/CEO